UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LJ International Inc.

(Name of Issuer)

Ordinary Shares, $0.01 Par Value Per Share

(Title of Class of Securities)

G55312105

(CUSIP Number)

Mr. Yu Chuan Yih

Mr. Hon Tak Ringo Ng

Ms. Ka Man Au

Mr. Hoi Tsun Peter Au

Mr. Yuin Chiek Lye

Ms. Hoi Yee Vicky Chan

Mr. Zhicheng Shi

Primeon, Inc.

Hillside Financial

Shilin Investments

c/o LJ International Inc.

Unit #12, 12/F, Block A

Focal Industrial Centre

21 Man Lok Street

Hung Hom, Kowloon

Hong Kong

Attention: Ka Man Au

Telephone: (852) 2764-3622

With copies to:

Joseph W.K. CHAN

Sidley Austin LLP

Suite 1901, Shui On Plaza

No. 333 Middle Huai Hai Road

Shanghai 200021

China

(86) 21 2322 9322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55312105

1.	Name of reporting person: YU CHUAN YIH
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization THE UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,534,353(2)
	8.	Shared voting power 1,855,700(1)(2)(3)
	9.	Sole dispositive power 1,534,353(2)
	10.	Shared dispositive power 1,855,700(1)(2)(3)
11.	Aggregate amount beneficially owned by each reporting person 3,390,053 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.23%(4)
14.	Type of reporting person IN

(1)	Including 1,855,700 Shares held by Ms. Au for and on the behalf of Mr. Yih.
(2)	3,390,053 Shares beneficially owned by Mr. Yih have been pledged to the Sponsor (as defined herein) pursuant to a share charge dated March 22, 2013, among the Sponsor, Mr. Yih and Ms. Au.
(3)	Mr. Yih is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Mr. Yih may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Yih include 1,855,700 Shares held by Ms. Au for and on behalf of Mr. Yih, but exclude Shares held by any other Reporting Person (in the case of Ms. Au, other than 1,855,700 Shares held by Ms. Au for and on behalf of Mr. Yih), in each case as to which Mr. Yih disclaims beneficial ownership.
(4)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: KA MAN AU
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,461,730(1) (2)
	8.	Shared voting power 0(3)
	9.	Sole dispositive power 2,461,730(1) (2)
	10.	Shared dispositive power 0(3)
11.	Aggregate amount beneficially owned by each reporting person 2,461,730(1) (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 7.43% (4)
14.	Type of reporting person IN

(1)	Including vested options to purchase 200,000 Shares, exercisable within 60 days of the date hereof.
(2)	1,855,700 Shares held by Ms. Au for and on behalf of Mr. Yih have been pledged to the Sponsor pursuant to a share charge dated March 22, 2013, among the Sponsor, Mr. Yih and Ms. Au.
(3)	Ms. Au is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Ms. Au may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Ms. Au include 1,855,700 Shares held by Ms. Au for and on behalf of Mr. Yih, but exclude Shares held by any other Reporting Person, in each case as to which Ms. Au disclaims beneficial ownership.
(4)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: HON TAK RINGO NG
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 577,035(1)
	8.	Shared voting power 0(2)
	9.	Sole dispositive power 577,035(1)
	10.	Shared dispositive power 0(2)
11.	Aggregate amount beneficially owned by each reporting person 577,035(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.74%(3)
14.	Type of reporting person IN

(1)	Including vested options to purchase 200,000 Shares, exercisable within 60 days of the date hereof.
(2)	Mr. Ng is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Mr. Ng may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Ng exclude Shares held by any other Reporting Person, in each case as to which Mr. Ng disclaims beneficial ownership.
(3)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: HOI TSUN PETER AU
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 32,000(1)
	8.	Shared voting power 0(2)
	9.	Sole dispositive power 32,000(1)
	10.	Shared dispositive power 0(2)
11.	Aggregate amount beneficially owned by each reporting person 32,000(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.10%(3)
14.	Type of reporting person IN

(1)	Including vested options to purchase 32,000 Shares, exercisable within 60 days of the date hereof.
(2)	Mr. Au is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Mr. Au may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Au exclude Shares held by any other Reporting Person, in each case as to which Mr. Au disclaims beneficial ownership.
(3)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: YUIN CHIEK LYE
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization MALAYSIA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 284,760(1)
	8.	Shared voting power 0(2)
	9.	Sole dispositive power 284,760 (1)
	10.	Shared dispositive power 0(2)
11.	Aggregate amount beneficially owned by each reporting person 284,760 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.86%(3)
14.	Type of reporting person IN

(1)	Including vested options to purchase 92,000 Shares, exercisable within 60 days of the date hereof.
(2)	Mr. Lye is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Mr. Lye may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Lye exclude Shares held by any other Reporting Person, in each case as to which Mr. Lye disclaims beneficial ownership.
(3)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: HOI YEE VICKY CHAN
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 50,000(1)
	8.	Shared voting power 0(2)
	9.	Sole dispositive power 50,000 (1)
	10.	Shared dispositive power 0(2)
11.	Aggregate amount beneficially owned by each reporting person 50,000(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.15%(3)
14.	Type of reporting person IN

(1)	Including vested options to purchase 20,000 Shares, exercisable within 60 days of the date hereof.
(2)	Ms. Chan is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Ms. Chan may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Ms. Chan exclude Shares held by any other Reporting Person, in each case as to which Ms. Chan disclaims beneficial ownership.
(3)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: ZHICHENG SHI
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization CHINA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 570,000
	8.	Shared voting power 864,800(1)(2)
	9.	Sole dispositive power 570,000
	10.	Shared dispositive power 864,800(1)(2)
11.	Aggregate amount beneficially owned by each reporting person 1,434,800(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.33%(3)
14.	Type of reporting person IN

(1)	Including 700,000 Shares held by Primeon, Inc., 104,500 Shares held by Hillside Financial and 60,300 Shares held by Shilin Investments. Mr. Shi has sole voting and dispositive power with respect to the Shares held by Primeon, Inc., Hillside Financial and Shilin Investments.
(2)	Mr. Shi is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Mr. Shi may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Shi exclude Shares held by any Reporting Person other than Shi Shareholders, in each case as to which Mr. Shi disclaims beneficial ownership.
(3)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: PRIMEON, INC.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF, WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization STATE OF DELAWARE
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 700,000
	8.	Shared voting power 0 (1)
	9.	Sole dispositive power 700,000
	10.	Shared dispositive power 0 (1)
11.	Aggregate amount beneficially owned by each reporting person 700,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.11%(2)
14.	Type of reporting person CO

(1)	Primeon, Inc. is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Primeon, Inc. may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Primeon, Inc. exclude Shares held by any Reporting Person other than Shi Shareholders, in each case as to which Primeon, Inc. disclaims beneficial ownership.
(2)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: HILLSIDE FINANCIAL
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF, WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization STATE OF MASSACHUSETTS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 104,500
	8.	Shared voting power 0(1)
	9.	Sole dispositive power 104,500
	10.	Shared dispositive power 0(1)
11.	Aggregate amount beneficially owned by each reporting person 104,500
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.32%(2)
14.	Type of reporting person CO

(1)	Hillside Financial is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Hillside Financial may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Hillside Financial exclude Shares held by any Reporting Person other than Shi Shareholders, in each case as to which Hillside Financial disclaims beneficial ownership.
(2)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

CUSIP No. G55312105

1.	Name of reporting person: SHILIN INVESTMENTS
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF, WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization STATE OF MAINE
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 60,300
	8.	Shared voting power 0(1)
	9.	Sole dispositive power 60,300
	10.	Shared dispositive power 0(1)
11.	Aggregate amount beneficially owned by each reporting person 60,300
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.18%(2)
14.	Type of reporting person CO

(1)	Shilin Investments is a party to a Voting Agreement (as defined herein), dated March 22, 2013, which agreement contains, among other things, certain voting agreements and limitations on the sale of Shares owned by the Reporting Persons (as defined herein). As a result, Shilin Investments may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Shilin Investments exclude Shares held by any Reporting Person other than Shi Shareholders, in each case as to which Shilin Investments disclaims beneficial ownership.
(2)	Percentage calculated based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.

Introductory Note

This Schedule 13D is filed jointly by Mr. Yu Chuan Yih (“Mr. Yih”), Hon Tak Ringo Ng (“Mr. Ng”), Ms. Ka Man Au (“Ms. Au”), Mr. Hoi Tsun Peter Au (“Mr. Au”), Yuin Chiek Lye (“Mr. Lye”), Ms. Hoi Yee Vicky Chan (“Ms. Chan”, together with Mr. Ng, Ms. Au, Mr. Au, Mr. Lye, the “Management Shareholders”), Zhicheng Shi (“Mr. Shi”), Primeon, Inc. (“Primeon”), Hillside Financial (“Hillside”) and Shilin Investments (“Shilin”, together with Mr. Shi, Primeon and Hillside, the “Shi Shareholders”, together with Mr. Yih and the Management Shareholders, the “Reporting Persons”).

This Schedule 13D supersedes the Schedule 13G filed by Mr. Yih with the SEC on September 4, 2012.

Item 1. Security and Issuer

This Schedule 13D relates to shares (the “Shares”) with a par value of $0.01 of LJ International Inc. (the “Issuer” or the “Company”), a corporation organized under the laws of the British Virgin Islands. The Shares are listed on the NASDAQ Global Market under the symbol “JADE.” The principal executive office of the Issuer is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

Item 2.	Identity and Background

(a) This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the respect to the transaction described in Item 4 of this Statement.

The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b) The business address of each of Mr. Yih, Mr. Ng, Ms. Au, Mr. Au, Mr. Lye and Mr. Chan is Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

The business address of Primeon is at 18 Commerce Way, Suite 3000, Woburn, MA 01801, United States.

The business address of Hillside is at 200 Hillside Ave., Arlington, MA 02476, United States.

The business address of each of Mr. Shi and Shilin is at 1 Novella Street, Lewiston, ME 04240, United States.

(c) The principal occupation of Mr. Yih is Chairman of the Board of Directors, President and Chief Executive Officer of the Company.

The principal occupation of Ms. Au is the Chief Operating Officer and the Secretary of the Company.

The principal occupation of Mr. Ng is the Chief Financial Officer of the Company.

The principal occupation of Mr. Au is the Senior Vice-President of the Company.

The principal occupation of Mr. Lye is the Chief Operating Officer (China) of the Company.

The principal occupation of Ms. Chan is the Director of Sales and Marketing of the Company.

The principal occupation of Mr. Shi is the director of each of Primeon, Hillside and Shilin.

Primeon is a corporation formed under the laws of the State of Delaware and its principal business is making equity investments in operating companies. Hillside is a corporation formed under the laws of the State of Massachusetts and its principal business is making equity investments in operating companies. Shilin is a partnership formed under the laws of the State of Maine and its principal business is making equity investments in operating companies.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of Primeon, Hillside and Shilin, none of any officer, director or control person of Primeon, Hillside and Shilin has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Yih is a citizen of the United States of America. Each of Mr. Ng, Ms. Au, Mr. Au and Mr. Chan is a citizen of Hong Kong Special Administrative Region. Mr. Lye is a citizen of Malaysia. Mr. Shi is a citizen of the People’s Republic of China. Primeon is a corporation formed under the laws of the State of Delaware. Hillside is a corporation formed under the laws of the State of Massachusetts. Shilin is a partnership formed under the laws of the State of Maine.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of March 22, 2013 (the “Merger Agreement”), by and among (i) Flora Bloom Holdings (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) Flora Fragrance Holdings Limited (“Merger Sub”), a business company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.11 and is incorporated herein by reference in its entirety.

The Reporting Persons and Urban Prosperity Holding Limited (the “Sponsor,” together with Mr. Yih, the “Consortium Members”), an affiliate of FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P. and FountainVest China Growth Capital-A Fund, L.P (collectively, “FountainVest”) anticipate that approximately $64.1 million will be required to acquire 26,775,994 outstanding Shares owned by public shareholders of the Company (the “Publicly Held Shares”). This amount includes (a) the estimated funds required by the Consortium to (i) purchase the Publicly Held Shares, and (ii) pay for the outstanding options to purchase Shares, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares (excluding any tax liabilities).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Consortium Members pursuant to an equity commitment letter, dated as of March 22, 2013 (the “Equity Commitment Letters”), by and among the Parent and FountainVest. Under the terms and subject to the conditions of the Equity Commitment Letters, FountainVest will provide equity financing of an approximate amount of $52.5 million to Parent to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 7.2 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Mr. Yih entered into a rollover agreement (the “Chairman Rollover Agreement”) with Parent, pursuant to which Mr. Yih agreed that, immediately prior to the effective time of the Merger, an aggregate of 3,390,053 Shares beneficially owned by him shall be cancelled for nil consideration and he will subscribe for 3,390,053 shares of Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Chairman Rollover Agreement, a copy of which is filed as Exhibit 7.3 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Management Shareholders entered into a rollover agreement (the “Management Rollover Agreement”) with Parent, pursuant to which the Management Shareholders agreed that, immediately prior to the effective time of the Merger, (i) an aggregate of 1,005,825 Shares beneficially owned by them shall be cancelled for nil consideration and they shall subscribe for an aggregate of 1,005,825 shares of Parent and (ii) all the options held by them granted by the Company to purchase shares of the Common share shall be cancelled and Parent shall issue to each of them options to acquire the same number of shares of Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Management Rollover Agreement, a copy of which is filed as Exhibit 7.4 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Shi Shareholders entered into a rollover agreement the (“Shi Rollover Agreement”) with Parent, pursuant to which the Shi Shareholders agreed that, immediately prior to the effective time of the Merger, an aggregate of 1,434,800 Shares held by the Shi Shareholders shall be cancelled for nil consideration and the Shi Shareholders shall subscribe for an aggregate of 1,434,800 shares of Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Shi Rollover Agreement, a copy of which is filed as Exhibit 7.5 and is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

On August 13, 2012, the Consortium Members on behalf of themselves and an acquisition vehicle to be formed and solely owned by them, submitted a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors for the acquisition of all the outstanding Shares of the Issuer other than the Shares beneficially held by Mr. Yih in a going-private transaction for US$2.00 per share in cash (the “Proposed Transaction”). The Consortium Members also stated in the Proposal that Mr. Yih is interested only in pursuing the Proposed Transaction and has no interest in selling his shares in any other transaction involving the Issuer. The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, a copy of which is filed as Exhibit 7.10 and is incorporated herein by reference in its entirety.

On March 22, 2013, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation. Under the terms of the Merger Agreement, each Share, issued and outstanding immediately prior to the effective time of the Merger, other than (a) shares held by the Reporting Persons, (b) shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, and (c) shares owned by the Company or its subsidiaries (collectively the “Excluded Shares”), will be converted into the right to receive $2.00 per share in cash without interest and net of applicable withholding taxes. The Merger is subject to the approval of the Company’s shareholders and various other closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the Shares will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Consortium Members and the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Mr. Yih, the Management Shareholders and the Shi Shareholders (each a “Voting Shareholder,” and collectively the “Voting Shareholders”), who collectively own approximately 19.23% of the outstanding Shares, entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Voting Shareholders has agreed (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Shares to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their Shares in favor of the adoption of the Merger Agreement and approval of the Merger and (iii) to vote or cause to be voted at such meeting all their Shares against the approval of any alternative transaction proposal or any other action contemplated any an alternative transaction proposal. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 7.6, and is incorporated herein by reference in its entirety.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yu Chuan Yih (3)	3,390,053	10.23%	1,534,353	1,855,700	1,534,353	1,855,700
Hon Tak Ringo Ng (4)	577,035	1.74%	577,035	0	577,035	0
Ka Man Au (5)	2,461,730	7.43%	2,461,730	0	2,461,730	0
Hoi Tsun Peter Au (6)	32,000	0.10%	32,000	0	32,000	0
Yuin Chiek Lye (7)	284,760	0.86%	284,760	0	284,760	0
Hoi Yee Vicky Chan (8)	50,000	0.15%	50,000	0	50,000	0
Zhicheng Shi (9)	1,434,800	4.33%	570,000	864,800	570,000	864,800
Primeon, Inc. (9)	700,000	2.11%	700,000	0	700,000	0
Hillside Financial (9)	104,500	0.32%	104,500	0	104,500	0
Shilin Investments (9)	60,300	0.18%	60,300	0	60,300	0

1.	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
2.	Percentage of beneficial ownership of each listed person is based on 33,150,672 Shares outstanding, including 32,072,672 Shares outstanding as of March 26, 2013 (as provided by the Company) and vested options to purchase 1,078,000 Shares, exercisable within 60 days of the date hereof.
3.	Including 1,855,700 Shares held in the name of Ms. Au for and on behalf of Mr. Yih.
4.	Including vested options to purchase 200,000 Shares, exercisable within 60 days of the date hereof.
5.	Including vested options to purchase 200,000 Shares, exercisable within 60 days of the date hereof.
6.	Including vested options to purchase 32,000 Shares, exercisable within 60 days of the date hereof.
7.	Including vested options to purchase 92,000 Shares, exercisable within 60 days of the date hereof.
8.	Including vested options to purchase 20,000 Shares, exercisable within 60 days of the date hereof.
9.	Including 700,000, 104,500, 60,300 Shares held through Primeon, Hillside and Shilin respectively. Mr. Shi is a director of Primeon. Mr. Shi is the sole director and shareholder of Hillside. Mr. Shi is the sole director of Shilin. Mr. Shi has sole voting and dispositive power with respect to the Shares held by Primeon, Hillside and Shilin. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Shi may be deemed to beneficially own all of the Shares held by Primeon, Hillside and Shilin.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 13, 2012, the Consortium Members entered into a consortium agreement dated August 13, 2012 (the “Consortium Agreement”) with respect to their participation in and the general structure of the Proposed Transaction. The Consortium Members may agree to admit one or more additional Consortium Members which will provide equity capital for the Proposal Transaction.

In accordance with the terms of the Consortium Agreement, the Consortium Members have agreed to cooperate to:

•	undertake due diligence with respect to the Issuer and its business;

•	secure equity financing (and, if applicable, other financing) in respect of the Proposed Transaction;

•	engage in discussions with the Issuer regarding the Proposed Transaction;

•	negotiate the terms of definitive documentation in respect of the Proposed Transaction;

•	enter into a shareholders’ agreement at the completion of the Proposed Transaction; and

•	obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or desirable for the consummation of the Proposed Transaction.

In addition, the Consortium Members have agreed to, during the period commencing on the date of the Consortium Agreement and ending on the first to occur of (a) the date eight months after the date hereof, and (b) the mutually agreed termination of this Agreement (the “Exclusivity Period”), among other things, (i) work exclusively with each other to implement the Proposed Transaction, (ii) not initiate, solicit, encourage or otherwise engage in discussions, negotiations or related activities with any third party with respect to a competing transaction, (iii) not provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a competing transaction, or (iv) enter into any agreement, arrangement or understanding regarding, or do or omit to do, anything which is inconsistent with the Proposed Transaction as contemplated under the Consortium Agreement.

Mr. Yih has also agreed to, during the Exclusivity Period, among other things, (A) vote in favor of the Proposed Transaction and against any competing proposal; (B) not sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any shares beneficially owned by him; (C) not deposit any shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to the shares owned by him; and (D) not take any action that would make have the effect of preventing, disabling or delaying Mr. Yih from performing his obligations under the Consortium Agreement.

The Consortium Agreement will terminate if the Consortium Members are unable to agree either (i) as between themselves upon the material terms of the Proposed Transaction, or (ii) with the special committee on the material terms of the Proposed Transaction which the special committee agrees to recommend to the public shareholders of the Issuer. The Consortium Agreement shall also terminate upon the earlier to occur of (i) a written agreement among the Consortium Members to terminate the Consortium Agreement, and (ii) the closing of the Proposed Transaction.

The foregoing description of the material terms of the Consortium Agreement is qualified in its entirety by reference to such document, a copy of which has been filed as Exhibit 7.7 to this Schedule 13D.

On March 22, 2013, the Sponsor entered into a loan agreement (the “Loan Agreement”) with Mr. Yih and Ms. Au, pursuant to which the Sponsor will extend to Mr. Yih (i) a first tranche loan of US$2.5 million within 15 business days, and (ii) a second tranche loan of US$2.5 million upon and subject to completion of the Merger. 50% of the first tranche loan will become due in 2 years and the remaining 50% of the first tranche loan will become due 90 days thereafter. The second tranche loan will become due on the earlier of (a) the completion of an initial public offering of the retail business group of the Company, and (b) December 31, 2015. Both tranches accrue interest at a rate of 4.5% per annum, payable semi-annually in arrears.

The loans are secured by a pledge of all of the Shares beneficially owned by Mr. Yih pursuant to a share charge (the “Share Charge”), dated March 22, 2013, among the Sponsor, Mr. Yih and Ms. Au.

Proceeds of the loans are to be used by Mr. Yih for personal investment purposes. The Loan Agreement and the Share Charge are separate from the merger and other transactions contemplated under the Merger Agreement.

The foregoing description of the material terms of the Loan Agreement and the Share Charge is qualified in its entirety by reference to such documents, copies of which have been filed as Exhibit 7.8 and Exhibit 7.9 respectively to this Schedule 13D.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1	Joint Filing Agreement by and among the Reporting Persons dated April 3, 2013

Exhibit 7.2	Equity Commitment Letter by FountainVest in favor of Parent dated March 22, 2013

Exhibit 7.3	Chairman Rollover Agreement by and between Mr. Yih and Parent dated March 22, 2013

Exhibit 7.4	Management Rollover Agreement by and between Management Shareholders and Parent dated March 22, 2013

Exhibit 7.5	Shi Rollover Agreement by and between Shi Shareholders and Parent dated March 22, 2013

Exhibit 7.6	Voting Agreement between Mr. Yih, the Management Shareholders, Shi Shareholders and Parent dated March 22, 2013

Exhibit 7.7	Consortium Agreement by and between Mr. Yih and the Sponsor dated August 13, 2012

Exhibit 7.8	Loan Agreement among Mr. Yih, Ms. Au and the Sponsor dated March 22, 2013

Exhibit 7.9	Share Charge among Mr. Yih, Ms. Au and the Sponsor dated March 22, 2013

Exhibit 7.10	Proposal to the Board of Directors of the Company dated August 13, 2012, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company to the SEC on August 17, 2012

Exhibit 7.11	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated March 22, 2013, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company to the SEC on March 22, 2013

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 3, 2013

Yu Chuan Yih

/s/ Yu Chuan Yih

Hon Tak Ringo Ng

/s/ Hon Tak Ringo Ng

Ka Man Au

/s/ Ka Man Au

Hoi Tsun Peter Au

/s/ Hoi Tsun Peter Au

Yuin Chiek Lye

/s/ Yuin Chiek Lye

Hoi Yee Vicky Chan

/s/ Hoi Yee Vicky Chan

Zhicheng Shi

/s/ Zhicheng Shi

Primeon, Inc.

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:

Hillside Financial

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:

Shilin Investments

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:

LIST OF EXHIBITS

Exhibit No.	Description

Exhibit 7.1	Joint Filing Agreement by and among the Reporting Persons dated April 3, 2013

Exhibit 7.2	Equity Commitment Letter by FountainVest in favor of Parent dated March 22, 2013

Exhibit 7.3	Chairman Rollover Agreement by and between Mr. Yih and Parent dated March 22, 2013

Exhibit 7.4	Management Rollover Agreement by and between Management Shareholders and Parent dated March 22, 2013

Exhibit 7.5	Shi Rollover Agreement by and between Shi Shareholders and Parent dated March 22, 2013

Exhibit 7.6	Voting Agreement between Mr. Yih, the Management Shareholders, Shi Shareholders and Parent dated March 22, 2013

Exhibit 7.7	Consortium Agreement by and between Mr. Yih and the Sponsor dated August 13, 2012

Exhibit 7.8	Loan Agreement among Mr. Yih, Ms. Au and the Sponsor dated March 22, 2013

Exhibit 7.9	Share Charge among Mr. Yih, Ms. Au and the Sponsor dated March 22, 2013

Exhibit 7.10	Proposal to the Board of Directors of the Company dated August 13, 2012, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company to the SEC on August 17, 2012

Exhibit 7.11	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated March 22, 2013, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company to the SEC on March 22, 2013